EXHIBIT 21

Subsidiaries of the Registrant*

Name	Country/State of Incorporation/Organization
Finisar Australia Pty. Ltd.	Australia
Finisar Israel Ltd.	Israel
Finisar Japan Ltd.	Japan
Finisar Korea Co. Ltd (fka Fi-ra Photonics Co. Ltd.)	Korea
Finisar Malaysia Sdn. Bhd.	Malaysia
Finisar Sales Inc.	United States - Delaware
Finisar Sales Hong Kong Ltd.	Hong Kong
Finisar Shanghai Inc.	People's Republic of China
Finisar Singapore Pte. Ltd.	Singapore
Finisar Sweden AB (fka Syntune AB)	Sweden
Finisar Technology India Pte. Ltd.	India
Finisar Wuxi Inc.	People's Republic of China
Ignis AS	Norway
Red-C Optical Networks Ltd.	Israel
Optium Corporation	United States - Delaware
SmartOptics AS	Norway
SmartOptics Sverige AB	Sweden

* All other subsidiaries would not in the aggregate constitute a "significant subsidiary" as defined in Regulation S-X.